FORM OF

(d)(2)(v)

August 5, 2013

Todd Modic

Senior Vice President

ING Investments, LLC

7337 E. Doubletree Ranch Rd.

Suite 100

Scottsdale, AZ 85258

Dear Mr. Modic:

ING Investments, LLC (“ING Investments”) and ING Investment Management Co. LLC, formerly, ING Investment Management Co. (“ING IM”) are parties to a Sub-Advisory Agreement dated March 1, 2002, as amended (the “Agreement”), and pursuant to an Acceptance Letter dated August 5, 2013, ING Investments has agreed to pay ING IM an annual sub-advisory fee of 0.27% as a percentage of average daily net assets of ING Euro STOXX 50® Index Portfolio, ING FTSE 100 Index Portfolio, and ING Japan TOPIX Index Portfolio (each a “Portfolio” and collectively, the “Portfolios”). By this letter dated August 5, 2013, ING IM voluntarily waives a portion of the annual sub-advisory fee that it is entitled to receive as follows:

ING IM will waive 0.1125% of the sub-advisory fee payable by ING Investments from August 5, 2013 through May 1, 2014 for each Portfolio, as indicated in the net sub-advisory fee rate reflected in the schedule set out below.

	Annual Sub-Advisory Fee
Series	Gross	Waiver	Net

ING Euro STOXX 50® Index Portfolio	0.27%	0.1125%	0.1575%

ING FTSE 100 Index Portfolio	0.27%	0.1125%	0.1575%

ING Japan TOPIX Index Portfolio	0.27%	0.1125%	0.1575%

August 5, 2013

Please acknowledge your acceptance of this fee waiver by executing below in the place indicated.

Very sincerely,

By:

Title:

ING Investment Management Co. LLC

ACCEPTED AND AGREED TO:

ING Investments, LLC

By:
Todd Modic
Senior Vice President